# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CBL International Ltd, CIK 0001914805
CUSIP: G1991X133
Title of class of securities: Class B ordinary shares, par value US$0.0013 per share
Address of issuer's principal executive offices: Level 23-2, Menara Permata Sapura,, Kuala Lumpur City Centre,, Kuala Lumpur,, Malaysia (N8), 50088
Date of event which requires filing of this statement: 10/23/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002161211

## Reporting persons
- Turcom International Limited: type of reporting person: corporation (CO); citizenship or place of organization: Malaysia (N8); sole voting power 300,000; shared voting power 0; sole dispositive power 300,000; shared dispositive power 0; aggregate amount beneficially owned 300,000 (18.9% of the class)
  Comment: (1) Represents (i) 200,000 Class B ordinary shares of the Issuer directly held by the Reporting Person, and (ii) 100,000 Class B ordinary shares issuable upon exercise of an option held by the Reporting Person, which is exercisable, in whole or in part, at any time until nine months after October 23, 2026 at an exercise price of US$3.18 per share, subject to a beneficial ownership limitation of 19.99% of the outstanding Class B ordinary shares. The Reporting Person acquired such Class B ordinary shares and option pursuant to a share purchase agreement dated October 23, 2026 between the Issuer and the Reporting Person.
  
  (2) Calculation is based on 1,585,496 Class B ordinary shares, being the sum of (i) 1,085,496 Class B ordinary shares outstanding as of August 26, 2026, as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) on August 28, 2026, (ii) 400,000 Class B ordinary shares issued by the Issuer on October 23, 2026 in a private placement, including the 200,000 Class B ordinary shares issued to the Reporting Person, and (iii) 100,000 Class B ordinary shares issuable upon exercise of the option held by the Reporting Person, which are deemed outstanding for purposes of computing the percentage of the Reporting Person pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934.

## Item 1. Issuer
Name of issuer: CBL International Ltd
Address of issuer's principal executive offices: Level 23-2, Menara Permata Sapura, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia

## Item 2. Person Filing
Name of person filing: Turcom International Limited
Address of principal business office or, if none, residence: Unit Level 3(A), Main Office Tower, Financial Park Labuan, Jalan Merdeka, Wilayah Persekutuan Labuan, 87000, Malaysia
Citizenship: Malaysia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 300,000
Percent of class: 18.9%
Sole power to vote or to direct the vote: 300,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 300,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
None

## Signatures
- Turcom International Limited: /s/ Jinyao Qu, Jinyao Qu / Director (10/30/2026)